Exhibit 1

EXPLANATION OF RESPONSES

Reporting Person                                                     HETHERINGTON, JOHN W.

Issuer Name                                                            WESTVACO CORPORATION W

Address                                                                  One High Ridge Park

                                                                               Stamford, CT 06905

Identification Number                                              ###-##-####

Statement for Month                                                December 2001

(a) Rights (the "Rights") are attached to shares of Common Stock. One Right entitles the registered owner to purchase from Westvaco a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value. The Rights will detach and be exercisable and transferable apart from the Common Stock ten days after a person (1) acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock or (2) commences a tender or exchange offer which, upon its consummation, would result in such person beneficially owning 15% or more of the outstanding shares of Common Stock. Unless either of these events occurs, the Rights are deemed represented by the Common Stock certificates and no separate trading market exists for the Rights. The Board of Directors may lower the above-mentioned thresholds to not less than 10%.

(b) The share amount indicated in Table I represents an estimate of the number of shares the reporting person has the right to acquire from a fund consisting of primarily Westvaco stock and some cash under the provisions of the Westvaco Savings and Investment Plan for Salaried Employees.

(c) Share amount indicated represents an estimation of the reporting person's interest in Westvaco's Benefit Restoration Plan. This plan holds no actual shares but the accrual of benefits mirrors the Westvaco Savings and Investment Plan for Salaried Employees.

(d) The reporting person disclaims beneficial ownership of all shares held by or for members of his immediate family and this report should not be deemed as an admission of beneficial ownership of said shares under Section 16 or otherwise.